Lite Strategy, Inc.

9920 Pacific Heights Blvd.,

Suite 150

San Diego, CA 92121

November 21, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Dickerson, Esq.

Re: Lite Strategy, Inc.

Registration Statement on Form S-3

Filed October 8, 2025

File No. 333-290779

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lite Strategy, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-290779), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on November 25, 2025 or as soon as practicable thereafter.

LITE STRATEGY, INC.

By: /s/ Justin J. File

Name: Justin J. File

Title: Chief Executive Officer and

Chief Financial Officer